United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
August 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

TABLE OF CONTENTS
Press Release
Signature Page

Vale makes clear on iron ore price adjustment
Rio de Janeiro, September 03 2008 – In response to a request from the Brazilian securities regulator Comissão de Valores Mobiliários (CVM), Companhia Vale do Rio Doce (Vale) informs that it does not confirm rumours circulating in the market today regarding a price adjustment of 20% for iron ore.
Vale hereby reinforces that as part of its ongoing business, it is constantly dialoguing with clients aiming to reach satisfactory mutual conditions for commercial contracts, involving among other factors, quality, volumes and time for delivery.
Vale also reinforces its commitment with its customers, investing a substantial amount of resources in increasing production capacity. Currently, we are developing projects to add new capacity of high quality iron ore to meet our client needs, to reach a production capacity of 450 million metric tons per year by the end of 2012, which will require substantial investment in new mines and the enlargement of our railroad and port infrastructure.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may include declarations that present Vale’s expectations in relation to future events or results.  All declarations, when based upon future expectations and not on historical facts involve various risks and uncertainties. Vale cannot guarantee that such declarations will come to be correct. These risks and uncertainties include factors related to the following: (a) countries where we operate, mainly Brazil and Canada; (b) global economy; (c) capital markets; (d) iron ore and nickel businesses and their dependence upon the global steel industry, which is cyclical by nature; (e) high degree of global competition in the markets which Vale operates. To obtain further information on factors that may give origin to results different from those forecasted by Vale, please consult the reports filed with the Brazilian Securities and Exchange Commission (CVM), the Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including the most recent Annual Report – Vale Form 20F and 6K forms.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: September 3, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations